SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

EXHIBITS

Exhibit Number

99.1	Circular

(1) Waived the Pre-Emptive Right over the Equity Transfer of the Non-Controlled Company;

(2) Authorized the Board to Repurchase Domestic Shares and/or Overseas Listed Foreign Shares;

(3) Notice of Extraordinary General Meeting; and

(4) Notice Of H Shareholders Class Meeting

99.2	Notification Letter to Shareholders with Change Request Form—Notice of Publication of Circular, Notices and Proxy Forms of the First Extraordinary General Meeting for 2022 and the First H Shareholders Class Meeting for 2022

99.3	Notification Letter to Non-registered Holders with Request Form—Notice of Publication of Circular, Notices of the First Extraordinary General Meeting for 2022 and the First H Shareholders Class Meeting for 2022

99.4	Notice of the First Extraordinary General Meeting for 2022

99.5	Form of Proxy for the First Extraordinary General Meeting for 2022

99.6	Notice of the First H Shareholders Class Meeting for 2022

99.7	Form of Proxy for the First H Shareholders Class Meeting for 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: March 11, 2022	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors